300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
robert.goedert@kirkland.com
www.kirkland.com

July 16, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Re:                             Jamf Holding Corp.

Amendment No. 1 to Registration Statement on Form S-1

Submitted July 14, 2020

Registration No. 333-239535

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Jamf Holding Corp., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”), amending Amendment No. 1 to the Registration Statement on Form S-1, which was filed on July 14, 2020 (Registration No. 333-239535) (the “Registration Statement”).

On behalf of Jamf Holding Corp., we are writing to respond to the comment raised in the letter to the Company (the “Letter”), dated July 15, 2020, from the staff of the SEC (the “Staff”) and a comment raised orally to the Company on July 15, 2020 by the Staff regarding the Registration Statement.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the applicable Staff comment.  In addition to addressing comments raised by the Staff in its Letter, the Company has revised the Registration

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Statement to update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Comments Raised in Letter

Summary Consolidated Financial Data, page 19

1. Please provide the calculations and explanations for both the numerator and denominator used in determining the pro forma net loss per share for each period presented. In this regard, ensure that the denominator only includes those shares whose proceeds will be used for the repayment of debt and not for general corporate purposes. Also, ensure that the adjustments to the numerator comply with Article 11-02(b)(6) of Regulation S-X. Lastly, revise your disclosures to provide a quantified reconciliation to the GAAP amounts so the computation is transparent to investors.

Response

In response to the Staff’s comment, the Company has revised the pro forma disclosures in the Summary Consolidated Financial Data table on page 19 of the Prospectus in accordance with the Division of Corporation Finance — Financial Reporting Manual Section 3230.4 to reflect only those additional shares whose proceeds will be used for the repayment of debt. The disclosure included in the revised footnote (5) on page 20 of the Prospectus provides additional explanations for the calculation of both the numerator and denominator used in determining the pro forma net loss per share for each period presented. Below are the revised table and footnote disclosure:

	Three months ended March 31,		Years ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Subscription	$50,078	$33,740	$159,111	$100,350
Services	4,010	4,501	19,008	20,206
License	6,302	5,887	25,908	26,006
Total revenue	60,390	44,128	204,027	146,562
Cost of revenue:
Cost of subscription(1)(2) (exclusive of amortization expense shown below)	9,248	6,957	31,539	24,088
Cost of services(1)(2) (exclusive of amortization expense shown below)	3,086	3,643	14,224	16,246
Amortization expense	2,677	2,441	10,266	8,969
Total cost of revenue	15,011	13,041	56,029	49,303
Gross profit	45,379	31,087	147,998	97,259
Operating expenses:
Sales and marketing(1)(2)	22,282	15,276	71,006	51,976
Research and development(1)(2)	12,617	9,043	42,829	31,515
General and administrative(1)(2)(3)	11,289	7,263	32,003	22,270
Amortization expense	5,674	5,633	22,416	21,491
Total operating expenses	51,862	37,215	168,254	127,252
Loss from operations	(6,483)	(6,128)	(20,256)	(29,993)
Interest expense	(4,778)	(5,471)	(21,423)	(18,203)
Foreign currency transaction loss	(304)	(253)	(1,252)	(418)
Other income, net	55	55	220	221
Loss before income tax benefit	(11,510)	(11,797)	(42,711)	(48,393)
Income tax benefit	3,220	2,787	10,111	12,137
Net loss	$(8,290)	$(9,010)	$(32,600)	$(36,256)

Per Share Data:(4)
Net loss per share:
Basic	$(0.08)	$(0.09)	$(0.32)	$(0.35)
Diluted	$(0.08)	$(0.09)	$(0.32)	$(0.35)

Weighted average shares used in computing net loss per share:
Basic	102,860,545	102,679,944	102,752,092	102,325,465
Diluted	102,860,545	102,679,944	102,752,092	102,325,465

Pro forma net loss per share:(5)
Basic	$(0.04)		$(0.16)
Diluted	$(0.04)		$(0.16)

Weighted average shares used in computing pro forma net loss per share:(5)
Basic	114,249,434		114,140,981
Diluted	114,249,434		114,140,981

(5)                                 Pro forma basic and diluted net loss per share is computed by dividing pro forma net loss by pro forma weighted-average shares outstanding. For the three months ended March 31, 2020, pro forma net loss is computed by decreasing net loss by $3.6 million of interest expense, net of tax, that would not have been incurred if the offering had occurred on January 1, 2019. For the year ended December 31, 2019, pro forma net loss is computed by decreasing net loss by $14.1 million of interest expense, net of write-off of debt issuance costs, all net of tax, as if the offering had occurred on January 1, 2019. Pro forma weighted-average shares outstanding is computed by increasing the weighted-average shares outstanding by 11,388,889, which represents the $205.0 million principal balance of indebtedness being repaid with the proceeds of this offering divided by $18.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The principal balance does not include the associated interest and prepayment penalties of $5.5 million that we expect to incur in connection with the repayment of the outstanding indebtedness. This pro forma data is presented for informational purposes only and does not purport to represent what our net loss or net loss per share actually would have been had the offering and use of proceeds therefrom occurred on January 1, 2019 or to project our net loss or net loss per share for any future period.

Critical Accounting Policies

Common Stock Valuation, page 111

2. In your response letter dated January 22, 2020 you refer to a common stock valuation as of September 30, 2019 of approximately $8.70, on a post stock split basis. Please explain the increase in such value to the $18.00 midpoint of the range in this offering.

Response

In response to the Staff’s comment, the Company informs the Staff that based on the critical accounting policy disclosed in the Registration Statement, the Company follows the valuation guidance provided by the AICPA, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As previously disclosed to the Staff in the Company’s January 22, 2020 response to the Staff’s January 2020 letter, the Company granted time based stock options (the “Time Based Options”) and options subject to performance and market conditions (the “Performance Based Options”) during 2019.  The exercise prices of both the Time Based Options and Performance Based Options were set at the time of grant based on the then most recent third-party valuation reports the Company had obtained regularly for 409A purposes ($8.21 for the grants made in October and November and $8.70 for the grants made in December, in each case as adjusted for the 110-for-1 stock split).

In connection with preparation of the Company’s consolidated financial statements for fiscal year 2019, and in consideration of the Company’s potential initial public offering (“IPO”), the Company obtained additional third-party valuation reports to determine the Company’s enterprise value as of each of 9/30/19 and 12/31/19 on a retrospective basis. The additional valuation reports established the enterprise value of the Company using generally accepted valuation methodologies, including a discounted cash flow analysis and comparable acquisitions analysis, and also considered and gave weight to preliminary indications of value in an IPO provided by the Company’s underwriters (the “Indicative Range”). Both the 9/30/19 and 12/31/19 valuation reports used the same Indicative Range, the midpoint of which in fact exceeded the midpoint of the estimated price range set forth on the cover page of the Prospectus.  The 9/30/19 valuation gave equal weighting to the valuations produced by each of the discounted cash flow analysis, comparable acquisitions analysis and Indicative Range, while the 12/31/19 valuation gave each of the discounted cash flow analysis and comparable acquisitions analysis 25% weighting and gave the Indicative Range 50% weighting, reflecting the increased likelihood of successfully completing an IPO as of 12/31/19 as compared to the likelihood at 9/30/19. Based on these methodologies, the 9/30/19 valuation was determined to be $12.60 per share (as adjusted for the 110-for-1 stock split) and the 12/31/19 valuation was determined to be $14.86 per share (as adjusted for the 110-for-1 stock split).  The difference between the 9/30/19 and 12/31/19 valuations and the $17 to $19 indicative range on the cover of the Prospectus is entirely attributable to the weighting the third-party valuations gave to the discounted cash flow analysis and comparable acquisitions analysis given the then uncertainty of achieving an IPO.

The unrecognized compensation expense related to the Performance Based Options awarded in October and November, and compensation expense recognized in 2019 with respect to the Time Based Options awarded in November were determined based on that $12.60 per share (as adjusted) valuation. The unrecognized compensation expense related to the Performance Based Options awarded in December of 2019 was based on that $14.86 per share (as adjusted) valuation.  With respect to the Performance Based Options, the per share values were included in a Modified Black-Scholes calculation to determine the grant date fair value of each award in accordance with ASC 718.  Based on this, it was determined that the October and November awards had a grant date fair value of $5.81 per option, while the December awards had a grant date fair value of $7.02 per option. This resulted in approximately $7,955,571 of unrecognized compensation expense related to the October and November grants, and $1,996,981 of unrecognized compensation expense related to the December grants.  Together with $3,846,694 of unrecognized compensation expense from prior year grants, the 2019 footnotes to the consolidated financial statements reflected total unrealized compensation expense of $13,799,246 as of 12/31/19 related to Performance Based Options.

Notes to Consolidated Financial Statements

Note 17 Subsequent events (unaudited), page F-42

3. We note your added disclosures on page 111 that the vesting conditions of the performance-based option awards will be modified concurrent with this offering and that you expect the value of these options to increase from $13.8 million to $33 million on the date of modification. We further note your added disclosure on page 153 regarding the “IPO Grants” whereby you expect your Board will grant awards under the 2020 Plan to certain employees, representing an aggregate of 1,078,833 shares of common stock. Tell us your consideration to include a discussion of these events in the subsequent event footnote to the financial statements along with the expected impact such awards will have on your stock-based compensation in future periods. Refer to 855-10-50-2.

Response

In response to the Staff’s comment, the Company has revised the subsequent event footnote on page F-42 of the Prospectus to include the performance-based option awards and the IPO grant by adding the language below:

In conjunction with this offering, the vesting conditions of the performance-based awards will be modified to also vest following an initial public offering and registration and sale of shares by Vista whereby Vista still must achieve a cash return on its equity investment in the Company equaling or exceeding $1.515 billion. In accordance with ASC 718, we will calculate the fair value of these options on the modification date. We currently expect the value of these options to increase from $13.8 million as of March 31, 2020 to approximately $33 million on the date of modification. As the awards are not currently considered probable of meeting vesting requirements no expense has been recognized, and the timing of any future expense recognition is unknown.

In addition, in conjunction with this offering, the Company will issue approximately 1,078,833 shares of common stock (assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) to certain of our employees.

Comment Raised Orally

1. The cover art included in the Prospectus discloses the dollar-based net retention rate and annual recurring revenue. Please include net loss in the cover art if you would like to include dollar-based net retention rate and annual recurring revenue in the cover art.

Response

In response to the Staff’s comment, the Company has removed dollar-based net retention rate and annual recurring revenue from its cover art.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317, Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:                                Dean Hager
                                                Jamf Holding Corp.